Exhibit 23.5

Consent of Independent Certified Public Accounting Firm

Cellu Tissue Holdings, Inc.

We hereby consent to the use in the Prospectus constituting a part of Amendment No. 2 to this Registration Statement of our report dated February 19, 2008, except for Note 14 as to which the date is September 18, 2008 on our audit of the combined financial statements of Atlantic Paper & Foil Corp. of New York, Consumer Licensing Corp., Atlantic Lakeside Properties LLC, Atlantic Paper & Foil LLC, Atlantic Paper and Foil of Georgia LLC, Blue Skies EL 600, LLC and 260G Ventures LLC as of and for the year ended December 31, 2007 which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Seidman, LLP

Melville, New York

December 4, 2009